TransEnterix, Inc.

635 Davis Drive, Suite 300

Morrisville, North Carolina 27560

March 10, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re:     TransEnterix, Inc. Registration Statement

           on Form S-3, Pre-Effective Amendment No. 1 (File No. 333-209485)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-3 effective as of 4:00 p.m., March 11, 2016, or as soon thereafter as practicable.

In connection with this request, TransEnterix, Inc. (the “Company”) acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Registration Statement or this request to the undersigned at the Company at (919) 596-8400, to Joshua Weingard, Chief Legal Officer of the Company, at (305) 575-4602 or to Mary J. Mullany at Ballard Spahr LLP at (215) 864-8631.

Sincerely,

/s/ Joseph P. Slattery
Joseph P. Slattery
Executive Vice President, Chief Financial Officer